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The Board of Directors
DSL Group Limited



We consent to the inclusion in this Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-75053), of Armor Holdings, Inc. of our report dated 15 April 1997 relating to the consolidated profit and loss account and consolidated cash flow statement of DSL Group Limited and subsidiaries for the period from 3 June 1996 to 31 December 1996. We also consent to the of our report dated 15 April 1997 relating to the consolidated profit and loss account and consolidated cash flow statement of DSL Group Limited and subsidiaries for the period from 3 June 1996 to 31 December 1996, in the Annual Report on Form 10-K of Armor Holdings, Inc. which is incorporated by reference in the registration statement on Form S-3 (first filing) of Armor Holdings, Inc. and to the reference to our firm under the heading "Experts" in such registration statement.




/s/KPMG
KPMG
London, England
14 April 1999